Exhibit 6.6

Bennett Buchanan Consulting Agreement 10-1-2020

CONSULTING AGREEMENT

This Agreement, dated October 1, 2020 by and between Bennett Buchanan, hereafter referred to as (the “Consultant”) and BrewBilt Manufacturing Inc., hereinafter referred to as (the “Company”); and collectively, Buchanan & BrewBilt may also be referred to as the “Parties”.

RECITALS

A. Whereas: The Consultant has extensive experience in the Craft Beer Brewing & Beverage Industry as a brewer and brewery owner.

B. Whereas: The Company desires to hire the Consultant as a commissioned outside contractor for the sales and marketing of its products.

C. Whereas: Both parties have reviewed this Agreement and mutually agree to enter into this Agreement under the following terms and conditions;

AGREEMENT

Term of Agreement: The term of this Agreement is for two years and commences on October 1, 2020 and expires on September 30, 2022. This Agreement may be extended upon the mutual agreement of both parties 30-days prior to termination. This Agreement is expressly “at will” and may be terminated by either party with or without cause with a 30-day notice. Upon termination and 12 months thereafter, the Consultant will be paid a five percent (5%) Sales Commission on all subsequent orders that were originally generated by the Consultant prior to termination of this agreement, and will not contact any client, customers or potential customers of the company.

Scope of Work: Both parties acknowledge the following Scope of Work:

●	Personally pursue new customers.

●	Assist in closing new or existing customers.

●	Assist with system installation & facilitate startup.

●	Interact with customers to build lasting business relationships.

●	Evaluate potential new domestic markets.

●	Maintain current trends and future product requirements.

Sales Commission: The Company will pay the Consultant a five percent (5%) sales commission on each sale generated and closed by the Consultant, and qualified by the Company. The commission will be paid within 7 days after receipt of the total amount due under the purchase order from the customer to the Company.

Install & Training Per Diem: The Company will pay the Consultant Daily Per Diem of ($600.00), inclusive of travel days and approved business expenses upon authorization from the Company for any customer installations and training.

Sign-On Bonus: The Consultant will receive a one-time $10,000 cash bonus and $25,000 of Preferred Series-A Stock of the Company 7 days after the consultants accumulative purchase-order(s) exceeding $500,000.

Bennett Buchanan Consulting Agreement 10-1-2020

Expenses: Other than the Company support with digital and print marketing tools, support staff and per diem expenses; the Consultant is responsible for all other expenses relative to this Agreement.

Taxes: Pursuant to the California codes, the Consultant is recognized as being an contract employee and the Company will issue a Form-1099 at the end of each calendar year.

Confidentiality: The provisions of this Agreement are confidential and private and are not to be disclosed to outside parties (except on a reasonable need to know basis only) without the express, advance written consent of all parties hereto or by order of a court of competent jurisdiction.

The Consultant agrees and acknowledges that during the term of this Agreement while in the performance of various duties and responsibilities, the consultant will come into possession or have knowledge of information of a confidential nature of the Company. Such confidential and/or proprietary information includes, but is not limited to the following: its employees, agents, sub-contractors, suppliers; corporate and financial information; banking and investor information; customers and information regarding others in contact with the Company.

The Consultant represents and warrants not divulge confidential or proprietary information of the Company to anyone or anything without the advance, express written or verbal consent of the Company, and further will not use any proprietary information of the Company for his or anyone else’s gain or advantage during and after the term of this Agreement. All registered sales contacts made by the Consultant are the property of the Company.

Further Representations and Warranties: The Consultant represents to perform any/all duties and functions in a timely, competent and professional manner, and will be fair in any/all dealings with the Company and will not knowingly do anything to negatively affect the business interests of the Company.

Survival of Warranties and Representations: The parties agree that all warranties and representations of the parties survive for an additional three years after the termination of this Agreement by both parties.

Indemnification: Any party, when an offending party, agrees to indemnify and hold harmless the other non-offending parties from any claim of damage of any party or non-party arising out of any act or omission of the offending party arising from this Agreement.

Notices: All notices required or permitted hereunder shall be in writing and shall be deemed given and received when delivered in person or sent by confirmed facsimile, or five (5) business days after being deposited in the United States mail, postage prepaid, return receipt requested, addressed to the applicable party as the address as follows:

The Company:

BrewBilt Manufacturing Inc.

110 Spring Hill Drive #10

Grass Valley, CA 95945

The Consultant:

Bennett Buchanan

615 San Jose Ave, Apt 1

San Francisco, CA 94110

bennett.buchanan@gmail.com

Assignment: This Agreement is not assignable without the written permission of both the Company and the Consultant.

Bennett Buchanan Consulting Agreement 10-1-2020

Amendment: This Agreement is the full and complete, integrated Agreement of the parties, merging and superseding all previous written and/or oral agreements and representations between and among the parties, and is only amendable in writing upon the agreement of all concerned parties.

Enforcement: If the parties cannot settle a dispute between them in a timely fashion, either party may file for arbitration within Nevada County in the State of California. Arbitration shall be governed by the rules of the American Arbitration Association. The arbitrator(s) may award reasonable attorney’s fees and costs to the prevailing party. Either party may apply for injunctive relief or enforcement of an arbitration decision in a court of competent jurisdiction within Nevada County in the State of California.

Counterparts: This Agreement may be executed in counterparts each of which shall be deemed an original and all of which together shall constitute one and the same Agreement. Facsimile signatures shall be considered as valid and binding as original signatures.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the date first written above.

/s/ Jef Lewis	2-23-2021
BrewBilt Manufacturing Inc. Jef Lewis, CEO	Date

/s/ Bennett Buchanan	2-23-2021
Bennett Buchanan, Consultant	Date